UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
A-Plan Coaching, LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 17, 2017

Physical address of issuer
40 Grace Court, Apt #1, Brooklyn, NY 11201

Website of issuer
https://www.a-plancoaching.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$535,000

Deadline to reach the target offering amount
March 12, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$183,876	$100,115
Cash & Cash Equivalents	$131,776	$71,185
Accounts Receivable	$44,600	$28,930
Short-term Debt	$242,871	$6,909
Long-term Debt	$411,208	$160,000
Revenues/Sales	$759,732	$228,720
Cost of Goods Sold	$328,719	$124,914
Taxes Paid	$0	$0
Net Income (Loss)	$-403,409	$-46,179

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 16, 2021

A-Plan Coaching, LLC

a)plan

Up to $535,000 of Crowd Notes


A-Plan Coaching, LLC ("a)plan coaching", the "Company", "we", "us", or "our"), is offering up to $535,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 12, 2022. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by March 12, 2022, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by February 25, 2022 will be permitted to increase their subscription amount at any time on or before March 12, 2022 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 25, 2022. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $535,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 12, 2022, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.a-plancoaching.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/a.plan.coaching

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

A-Plan Coaching, LLC ("the Company") is a Delaware limited liability company, formed on September 17, 2017.

The Company is located at 40 Grace Court, Apt #1, Brooklyn, NY 11201.

The Company's website is https://www.a-plancoaching.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/a.plan.coaching and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$535,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	March 12, 2022
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 14, 15 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $482,120 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has engaged in related party transactions. During the year ended December 31, 2020, the Company recorded $34,580 in revenue from an entity related through common ownership, and subcontracted to the Company. There were no other related party transactions identified during the years ended December 31, 2020 or 2019.

The company has outstanding SAFE Notes. As of December 31, 2020 and 2019, the Company issued a total of nine and four SAFE agreements (Simple Agreement for Future Equity) for cash proceeds of $251,208 and $160,000, respectively. The SAFE agreements carry no interest and have no maturity date. The SAFE agreements are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements. As of December 31, 2020 and 2019, total SAFE agreements were $411,208 and $160,000, respectively.

As of December 31, 2020, the Company has not yet authorized for issuance a class of preferred units.

Throughout 2021, the Company issued multiple SAFE equity securities for total proceeds of $75,000. As above.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $20,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $20,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $20,000,000 valuation cap, so you should not view the $20,000,000 as being an indication of the Company's value.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $20,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than January 7, 2022 will be issued Tier 1 Notes, which have a valuation cap of $16,000,000. Investors that have their subscription received after January 7, 2022 will be issued Tier 2 Notes, which have the evaluated valuation cap of $20,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always be deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
a)plan is an optimized and scalable version of traditional one-on-one coaching, amplified by a proven coaching methodology, an app that facilitates frequent engagement, and the tracking of key metrics to ensure a positive ROI.

Business Plan
a)plan is taking traditional one-on-one coaching – a resource already used at the highest levels of 40% of Fortune 500 companies, leading businesses, and start-ups – and making it available to more levels of more companies in more industries and markets.

To date, coaching has not been a scalable industry. Coaching is too expensive for broad application in most companies because there have been very few economies of scale, until now. The user experience in most instances is fairly outdated and there has been very limited application of technology. Historically, there has been a significant variability in the service offering and levels of quality. However, due to the rising levels of chronic stress in the workplace (83% of US workers suffer from work related stress), which has an enormous cost for businesses worldwide, there is an opportunity to create a unified, scalable, high quality, and cost-effective solution: a)plan coaching.

a)plan is solving these problems in the industry and realizing this opportunity by creating a scalable coaching platform. By making coaching more efficient, which enables us to lower the cost, we can expand the market. a)plan has created a standardized and holistic method so that individuals and teams across organizations can share consistent tools, language, and approaches. From a tech standpoint, we have created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools, and more. In order to ensure the impact, a)plan has designed ways to track and measure the effectiveness of the coaching because we know that the tracking of ROI is critical for our customers.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.37% of the proceeds, or $50,125, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Technology and Design	100%	100%	50%
Training and QA/QC	0%	0%	25%
Operational Growth	0%	0%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sara Ellis Conant	Full Time Chief Executive Officer (December 2017 - Present)	CEO and Managing Member of A-Plan Coaching. Responsibilities include: • Co-development of the service offering • QA/QC • Training of all coaches • Sales • Coaching for the higher levels of the organizations we serve • Strategic planning • Overseeing management
Michael Counts	Full Time Founder (January 2018 - Present)	Founder and Managing Member of A-Plan Coaching. Responsibilities include: • Co-development of the service offering • Management of the tech development process - specifically that app, website, coach dashboard, and all related tech and design • Overseeing the identity and design • Content marketing and content creation • Business development and sales • Recruiting and training • Strategic planning

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
LLC Membership Interests	100	Yes	N/A	N/A	100%	N/A

The Company has the following debt outstanding:

As of December 31, 2020 and 2019, the Company issued a total of nine and four SAFE agreements (Simple Agreement for Future Equity) for cash proceeds of $251,208 and $160,000, respectively. The SAFE agreements carry no interest and have no maturity date. The SAFE agreements are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements. As of December 31, 2020 and 2019, total SAFE agreements were $411,208 and $160,000, respectively.

As of December 31, 2020, the Company has not yet authorized for issuance a class of preferred units.

Throughout 2021, the Company issued multiple SAFE equity securities for total proceeds of $75,000. As above.

Ownership
A majority of the Company is owned by two individuals. Those individuals are Michael Counts and Sara Ellis Conant.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Counts	LLC Membership Interest	35.94%
Sara Ellis Conant	LLC Membership Interest	36.84%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

A-Plan Coaching, LLC ("the Company") is a limited liability company organized September 18, 2017 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is an optimized and scalable version of coaching, amplified by a unique and highly effective coaching method, a smartphone application, content curation, and tracking key metrics. With weekly video sessions, the Company's purpose is to help clients create life-altering, lasting results in all areas of interest, personally and professionally.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $163,359.20 in cash on hand as of November 30, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Seed	July 8, 2020	Regulation CF	Convertible Note	$535,000	Technology and Design, Sales & Marketing, Training and QA/QC, Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $16,000,000 valuation cap for Tier 1 Notes and a $20,000,000 valuation cap for Tier 2 Notes, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $16,000,000 valuation cap for Tier 1 Notes and a $20,000,000 valuation cap for Tier 2 Notes.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Crowd Notes into shares. Typically, the terms of Crowd Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Crowd Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Crowd Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Crowd Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Crowd Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information

4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a Crowd Note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A Crowd Note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Counts
_____
(Signature)

Michael Counts
_____
(Name)

Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Counts
_____
(Signature)

Michael Counts
_____
(Name)

Founder
_____
(Title)

December 16, 2021
_____
(Date)

/s/Sara Ellis Conant
_____
(Signature)

Sara Ellis Conant
_____
(Name)

Chief Executive Officer
_____
(Title)

December 16, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



A-PLAN COACHING, LLC
A Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

A-PLAN COACHING, LLC

Years Ended December 31, 2020 and 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of A-Plan Coaching, LLC
Brooklyn, New York

We have reviewed the accompanying financial statements of A-Plan Coaching, LLC ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
December 15, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

A-PLAN COACHING, LLC
BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

Assets

	2020		2019	
Current assets				
Cash and cash equivalents	$	**131,776**	$	71,185
Accounts receivable, net		**44,600**		28,930
Prepaid expenses		**7,500**		-
Total current assets		**183,876**		100,115
Total assets	$	**183,876**	$	100,115

Liabilities and Members' Equity

	2020		2019	
Current liabilities				
Accounts payable	$	**179,953**	$	4,209
Accrued expenses		**1,624**		-
Deferred revenue		**61,294**		2,700
Total current liabilities		**242,871**		6,909
SAFE equity securities		**411,208**		160,000
Total liabilities		**654,079**		166,909
Members' Equity				
Member contributions		**11,917**		11,917
Accumulated deficit		**(482,120)**		(78,711)
Total members' equity		**(470,203)**		(66,794)
Total liabilities and members' equity	$	**183,876**	$	100,115

See independent accountants' review report and accompanying notes to the financial statements.

-2-

A-PLAN COACHING, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Revenue, net	$ 759,732	$ 228,720
Cost of revenue	328,719	124,914
Gross profit	431,013	103,806
Operating expenses		
Coaches and contractors	780,053	114,443
Professional fees	29,641	15,478
General and administrative	21,465	17,936
Travel	3,263	2,128
Total operating expenses	834,422	149,985
Net loss	$ (403,409)	$ (46,179)
Changes in members' equity		
Beginning member's equity	$ (66,794)	$ (20,715)
Capital contributions	-	100
Distributions to members	-	-
Net loss	(403,409)	(46,179)
Ending members' equity	$ (470,203)	$ (66,794)

A-PLAN COACHING, LLC
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ **(403,409)**	$ (46,179)
Adjustments to reconcile net income to net cash		
used in operating activities:		
Membership units issued for services	**-**	100
(Increase) decrease in assets:		
Accounts receivable	**(15,670)**	(6,890)
Prepaids	**(7,500)**	-
Increase (decrease) in liabilities:		
Accounts payable	**175,744**	(12,404)
Accrued expenses	**1,624**	-
Deferred revenue	**58,594**	2,700
Net cash used in operating activities	**(190,617)**	(62,673)
Cash flows from financing activities		
Proceeds from SAFE equity securities	**251,208**	160,000
Repayment of related party advances	**-**	(29,137)
Net cash provided by financing activities	**251,208**	130,863
Net increase in cash and cash equivalents	**60,591**	68,190
Cash and cash equivalents at beginning of year	**71,185**	2,995
Cash and cash equivalents at end of year	$ **131,776**	$ 71,185
Cash paid during the period for:		
Interest	$ **-**	$ -

A-PLAN COACHING, LLC
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of A-Plan Coaching, LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

A-Plan Coaching, LLC ("the Company") is a limited liability company organized September 18, 2017 under the laws of the State of Delaware, and is headquartered in Brooklyn, New York. The Company is an optimized and scalable version of coaching, amplified by a unique and highly effective coaching method, a smartphone application, content curation, and tracking key metrics. With weekly video sessions, the Company's purpose is to help clients create life-altering, lasting results in all areas of interest, personally and professionally.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible. Management's evaluation was that there was no allowance for doubtful accounts at December 31, 2020 or 2019.

As of December 31, 2020 and 2019, 92% of receivables were from two customers and 67% were receivable from two customers, respectively.

Deferred revenue

Deferred revenue consists of cash received from customers for the purchase of monthly, quarterly, and semi-annual coaching services provided on the Company's website and mobile application. Revenue from these services is recognized when the services are provided.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $25 and $586 for the years ended December 31, 2020 and 2019, respectively.

A-PLAN COACHING, LLC
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.	Identify the contract with a customer
II.	Identify the performance obligations in the contract
III.	Determine the transaction price
IV.	Allocate the transaction price to the performance obligations in the contract
V.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue from monthly, quarterly, and semi-annual coaching services provided to customers via the Company's website and mobile application. Revenue for these services is recognized in the month the coaching services are provided, over the term of the contract.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Income taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Reclassification

Certain account balances from prior periods have been reclassified in these financial statements so as to conform to current period classifications. There was no impact to the results of operations as a result of these reclassifications.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

A-PLAN COACHING, LLC
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Subsequent events

Management has evaluated subsequent events through December 15, 2021, which is the date these financial statements were available to be issued, and identified the following:

In October and November 2021, the Company executed consulting agreements in which, in addition to cash consideration, the Company granted .5% and 1% membership interest as compensation, respectively. These grants vest over a 4-year service period.

Throughout 2021, the Company issued multiple SAFE equity securities for total proceeds of $75,000. These equity securities carry the same provisions as those disclosed in Note 2.

Note 2 – SAFE Equity Securities

As of December 31, 2020 and 2019, the Company issued a total of nine and four SAFE agreements (Simple Agreement for Future Equity) for cash proceeds of $251,208 and $160,000, respectively. The SAFE agreements carry no interest and have no maturity date. The SAFE agreements are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements. As of December 31, 2020 and 2019, total SAFE agreements were $411,208 and $160,000, respectively.

As of December 31, 2020, the Company has not yet authorized for issuance a class of preferred units.

Note 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $482,120 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 4 – Members' Equity

The Company has two classes of membership units: voting and non-voting rights. Both classes of membership units have similar rights and privileges for allocation of the Company's net profit (loss), no liability for returns of capital of other members, rights in predecessor member's interest or capital, and distributions when approved by voting members.

During the years ended December 31, 2020 and 2019, the members contributed 0 and 1 units, respectively, non-voting rights membership units for coaching and advisory services provided to the Company, respectively.

Note 5 – Related Party Transactions

During the year ended December 31, 2020, the Company recorded $34,580 in revenue from an entity related through common ownership, and subcontracted to the Company. There were no other related party transactions identified during the years ended December 31, 2020 or 2019.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

EXHIBIT C
PDF of SI Website



a)plan COACHING
Coaching for changemakers.
Transforming organizations by EMPOWERING INDIVIDUALS.

a)plan coaching, LLC

An optimized and scalable version of traditional one-on-one coaching

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$1,000 Minimum | $20,000,000 Valuation cap | Crowd Note Security Type

INVEST IN A)PLAN COACHING, LLC

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Purchased securities are not listed on any exchange.

Website: https://www.a-plancoaching.com/

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Company Highlights

- 4X+ monthly revenue since October 2020 to $218k for October 2021 (unaudited)
- Secured a renewing engagement at the Haas Business School at UC Berkeley to coach 40 CEOs in their Executive Education program
- 48 high-level coaches trained in a)plan's proprietary method, which includes use of our app-based coaching platform
- Secured and expanded an engagement to coach 40 Under Represented Employees at Stripe, which was expanded after an initial 6 month pilot
- At the Tides Foundation, where a)plan has been an ongoing coaching resource, we have helped them reduce attrition from 35% annually to near zero (based on Tides Foundation self-reporting)

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Bridge
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $16,000,000 before Jan 8, 2022
- Valuation Cap Schedule: See Full Schedule

a)plan is an optimized and scalable version of traditional one-on-one coaching, amplified by a proven coaching methodology, an app that facilitates frequent engagement, and the tracking of key metrics to ensure a positive ROI.

a)plan is taking traditional one-on-one coaching – a resource already used at the highest levels of 40% of Fortune 500 companies, leading businesses, and start-ups – and making it available to more levels of more companies in more industries and markets.

To date, coaching has not been a scalable industry. Coaching is too expensive for broad application in most companies because there have been very few economies of scale, until now. The user experience in most instances is fairly outdated and there has been very limited application of technology. Historically, there has been a significant variability in the service offering and levels of quality. However, due to the rising levels of chronic stress in the workplace (83% of US workers suffer from work related stress), which has an enormous cost for businesses worldwide, there is an opportunity to create a unified, scalable, high quality, and cost-effective solution: a)plan coaching.

a)plan is solving these problems in the industry and realizing this opportunity by creating a scalable coaching platform. By making coaching more efficient, which enables us to lower the cost, we can expand the market. a)plan has created a standardized and holistic method so that individuals and teams across organizations can share consistent tools, language, and approaches. From a tech standpoint, we have created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools, and more.

From a tech standpoint, we have created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools, and more.

In order to ensure the impact, a)plan has designed ways to track and measure the effectiveness of the coaching because we know that the tracking of ROI is critical for our customers. Evidence of such ROI can be seen in one organization's attrition rate dropping from 35% to nearly 0% after working with a)plan. Employers are increasingly understanding that focusing on mental health is critical for employee success, and those that take action are being rewarded.

So far, with limited marketing, we've secured and retained dozens of corporate clients and hundreds of individual clients – representing over $200k in Monthly Revenue - 4X monthly rev. since Oct 2020.

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SeedInvest Final Edit

J



Public Overview Video.

Media Mentions



The Team

Founders and Officers



Michael Counts
FOUNDER

Michael is a serial entrepreneur whose focus for 20 years has been user experience across a wide range of businesses including mobile tech, live entertainment, tourism, opera and live concerts, immersive and transportive experiences, and the application of emerging technologies to all of the above.



Sara Ellis Conant
CEO

Sara is a coaching pioneer with 20 years experience. Following her BA and MBA from Stanford, she managed the corporate responsibility services at Deloitte Consulting from inception to $150 million annual revenue. She and her team currently coach many individuals and organizations including Google, City of San Francisco, and Tides Foundation.

Key Team Members

 **Michael Mosby**    **Brian Gadsden**    **Giannina Hall**

 **Max Silverman**    **Molly Rodau**    **Lawrence Ellis**

Notable Advisors & Investors

 **Karin Gornick**    **Jessica Rolph**    **David Wise**



Marcus Walton   Michael Solomon   Holly Grant

David Wise   Marcus Walton

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Bridge
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Tiered Crowd Note （SWIFT）
Conversion discount:	20.0%
Valuation Cap:	US $16,000,000 no later than Jan 7, 2022
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While A-Plan Coaching, LLC has set an overall target minimum of US $250,000 for the round, A-Plan Coaching, LLC must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to A-Plan Coaching, LLC's Form C.
Regulation CF cap:	While A-Plan Coaching, LLC is offering up to US $1,000,000 worth of securities in its Bridge, only up to US $535,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Technology and Design

● Technology and Design   ● Training and QA/QC
● Operational Growth

Investor Perks

Invest $20,000 and receive 1 month of free a)plan coaching

Invest $50,000 and receive 3 months of free a)plan coaching

Invest $100,000 and receive 6 months of free a)plan coaching

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier.
Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $535,000
Closed Date	Jul 8, 2020
Security Type	Convertible Note
Valuation Cap	US $10,000,000

Market Landscape



The global industry is one of the fastest growing sectors of the global economy.

The global market for business coaching has grown immensely in the last four years and further growth is expected in the coming years based upon the increasing need for the optimization and retention of human capital. The $3 billion market shown in 2016 was itself a 2500% increase since 1999, when the industry was just beginning to take shape. As coaching now emerges as a primary resource for personal and professional Learning and Development (L&D), global growth and segmentation of the market is also expected. Additionally, a consolidation of the industry as the larger global business consultancies seek to dominate the market after having largely disregarded the service due to thinner margins, relative to traditional consulting.

The introduction of high quality scalable solutions, like a)plan, will open the market to the large global benefits providers. Currently, business coaching is not viewed as a professional preventive or wellness benefit though that is beginning to change. As these two trends (scalability and the need for solutions to the problem of chronic stress in the workplace) merge, the opportunity for companies like Met Life, that touches 90 million employees of their client companies around the world, will further expand the market for business coaching. At present, the cost of workplace stress is over $300 billion in the US alone.

In terms of market growth, one relevant data point is the recently publicized valuation of a coaching industry behemoth at close to $5 billion. Considering that coaching is not a winner take all market, that revelation is a validation of where this still-emerging market is headed, and evidence that a company like a)plan will be able to carve out a significant piece of the market and create significant and lasting value.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company may face challenges maintaining, promoting, and growing its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive industrial data space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $482,120 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that

management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted

above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has engaged in related party transactions. During the year ended December 31, 2020, the Company recorded $34,580 in revenue from an entity related through common ownership, and subcontracted to the Company. There were no other related party transactions identified during the years ended December 31, 2020 or 2019.

The company has outstanding SAFE Notes. As of December 31, 2020 and 2019, the Company issued a total of nine and four SAFE agreements (Simple Agreement for Future Equity) for cash proceeds of $251,208 and $160,000, respectively. The SAFE agreements carry no interest and have no maturity date. The SAFE agreements are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements. As of December 31, 2020 and 2019, total SAFE agreements were $411,208 and $160,000, respectively.

As of December 31, 2020, the Company has not yet authorized for issuance a class of preferred units.

Throughout 2021, the Company issued multiple SAFE equity securities for total proceeds of $75,000. As above.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



a)plan coaching, LLC's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download a)plan coaching, LLC's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)	Oct 21, 2021	Folder
> 🗀 Fundraising Round (1 file)	Oct 21, 2021	Folder
> 🗀 Miscellaneous (4 files)	Oct 21, 2021	Folder

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Frequently Asked Questions

Making an Investment in a)plan coaching, LLC

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by a)plan coaching, LLC. Once a)plan coaching, LLC accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to a)plan coaching, LLC in exchange for your securities. At that point, you will be a proud owner in a)plan coaching, LLC.

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

What if I change my mind about investing?

Until a closing occurs, you may cancel your investment at any time, for any reason. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page by clicking your profile icon in the top right corner.

After My Investment

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now a)plan coaching, LLC does not plan to list these securities on a national exchange or another secondary market. At some point a)plan coaching, LLC may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when a)plan coaching, LLC either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement.

Other General Questions

What is this page about?

This is a)plan coaching, LLC's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity.

What are the risks of this investment?

This investment is highly speculative and should not be made by anyone who cannot afford to risk the entire investment amount. In addition to these risks, you should carefully consider the specific information and risks disclosed in a)plan coaching, LLC's profile.

EXHIBIT D
Investor Deck

a)plan COACHING

Coaching for changemakers.

Transforming organizations by EMPOWERING INDIVIDUALS.



DISCLAIMER

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

The Industry Need

As a core solution to address today's megatrends impacting nearly everyone, coaching is one of the fastest growing sectors of the global economy - expected to become a $20B industry by 2022. Some reasons why…

Stress levels are at an all time high.
83% of US workers suffer from work-related stress and resources are need to combat this trend.

Increased life choice and employment freedom.
63% of US workers are ready and able to quit their jobs as part of the Great Resignation.

A greater need & desire than ever to operationalize equity.
Change-making companies aim to better support DEIB initiatives, reduce churn, and consider the needs of under-represented employees and their communities.

Personal & environmental sustainability
Living and working in a sustainable way requires adaptability and resilience - both on a personal and global level.

Industry Pain Points

01 Organizations

"The price of coaching means only executives can afford it."

"Our employees want more feedback & career development."

"We want proven coaching methods with measurable ROI."

"We don't have time to go find a dozen different coaches for our teams."

02 Clients

"Coaching is expensive."

"I'm already busy, I don't want more things to do."

"I've tried therapy and it helped but it didn't really create lasting change."

"I don't really understand what "coaching" is and how it works."

03 Coaches

"I want to spend my time coaching, not selling and managing administrative work."

"How can I learn best practices from other coaches?"

"I'm using 10 different apps to deliver my coaching."

"Sometimes I feel isolated and alone in this work."

The Solution

Better coaching at accessible prices, optimized by technology.

BETTER: A proven, standardized method used by industry-leading coaches.

ACCESSIBLE: Affordable prices due to increased efficiency and scale.

TECHNOLOGY: Streamlined delivery and increased engagement.



Traditional Coaching vs. a)plan COACHING





Traditional Coaching

- Monthly sessions by phone/video = only point of contact
- Little to no engagement between sessions and no method to track progress
- Primarily focused on problems
- Last gen materials and disparate tools
- Hourly pricing for short-term contracts
- Costs as much as $1k per hour
- High variability in methods and tools
- Isolated service outside of daily life and work

a)plan COACHING

- **Daily engagement** and weekly sessions leads to stronger impact
- **Round-the-clock** engagement and **progress tracking** via the a)plan app
- Primarily focused on building upon **what's working**
- **Next-gen** tools, tech and science
- **Monthly pricing** for sticky, ongoing service
- **Affordable** pricing due to business model optimization
- **Consistent** method and tools enable scalability
- Includes events, **community**, and curated content

Competitive Landscape

	a)plan	Sayge	Torch / EVERWISE	TEC	BetterUp	coach.me
Mobile Coaching for anytime engagement	✓				✓	✓
Live Coaching built on a sustained relationship	✓	✓	✓	✓	✓	
Accessible Pricing as a long term solution	✓	✓			✓	
Flexible Contracts Periods	✓	✓				✓
Coaches Average 10+ Years of Experience	✓			✓		
Customize-Designed Programs	✓			✓		
Holistic Approach	✓					
Standardized and Proven Method	✓					
Client Facing Coaching App	✓				✓	✓
Client Community	✓					
B2B and B2C Offerings	✓	✓			✓	
Consistent Offering, not a Marketplace	✓			✓		

The a)plan coaching app

Coaching + Technology



4:35
Progress & Tracking
Michele
Michael
This week I accomplished... View all 2457
Archive all
1) Working on podcast materials
2) Surfing
3) Talking to Holly and Sara
4) Talking to Marc Herson
5) Helping Sara pitch
6) Riding Peloton
7) Not getting triggered
8) Planning for what is enough
9) Researching ROi from retention alone
Progress
Notes
Chat
Connect
a)plan COACHING
Coaching for
change makers
4:37
Chat
Thanks . Using the app to take a positive step in the face of feeling anxious. Calling it a day, now.
8:27
Great job reaching for your peace!
9:30
I just read every word of your notes from last week. Thanks for all that. I don't refer back to them every week but when I do, it's super powerful.
8:25
8:25
Loving seeing your updates come through!
8:28
Type here...
Progress
Notes
Chat
Connect

- Smartphone access and personal content = daily engagement
- Ongoing exercises = new habit formation
- Goals reinforced through visibility and prioritization
- Text with coach
- Data capture assesses impact of coaching
- Coaching goals co-designed by employee, organization, and **a)plan**

a)plan Coaching features a smart phone app that keeps clients engaged between sessions, tracks progress and increases the impact and value of the coaching.

Value Propositions

a)plan delivers tangible
and lasting value to
3 core constituencies:

01 1. Organizations

02 2. Individuals

03 3. Coaches



01

for Organizations

- Democratizing a resource traditionally reserved for only executives

- Scalable through technology

- Ability to generate proven results and a meaningful return on investment

- Improved performance, innovation, engagement, and retention

- Custom-designed programs fit to the needs of any organization





02

for Individuals

- Easy-to-use, highly effective, time efficient coaching

- Improved performance, productivity, fulfillment, and wellbeing

- App makes habit change easy and lasting

- Build a lasting relationship with your thought partner

03

for Coaches

- Focus on coaching, not sales, marketing, and administration

- More clients

- Stable income

- Streamlined technology

- Standardized method



Coaching Team

Our team of 50 a)plan coaches reflect every form of diversity, because we believe in making coaching accessible to everyone. We understand that differences are powerful tools that can be used to strengthen the whole. Additional coach profiles at www.a-plancoaching.com.



AJAY
•Transformational Leadership/ Self development
•Organizational/Strategic Development
•Cultural Innovation



WALTER
•Executive and Leadership Development
•Organizational Wellness/Strategic Planning
•Personal Growth



PETER
•Personal Growth
•Leadership Development
•Health/Wellness/Mindfulness



CHARLES
•Leadership Journey, Competencies, and Impact
•Personal Transformation, Growth, and Fulfillment
•Growing in Confidence and Courage



BRIANNA
•Leadership & Organizational Development
•Work-Life Alignment
•Health & Wellbeing



KIRSTEN
•Ideas to Action for Entrepreneurs and Creatives
•Leading and Living with Purpose
•Work-Life Alignment



SARA – LEAD COACH
•Leadership & Organizational Development
•Effective Communication
•Work-Life Alignment



DENISE
•Mindfulness & Emotional Intelligence
•Leadership & Organizational Development
•Relationship & Communication



MAHAMA
•Wellbeing & Emotional Intelligence
•Strategic Decision Making
•Mastering Difficult Conversations



BRIAN
•Leadership & Organizational Development
•Strategic Thinking/Planning
•Effective Communication



SANTALYNDA
•Leadership and Executive Development
•Intercultural Communication and Diversity & Inclusion & Belonging
•Team Development



DEBBIE
•Learning and Design Challenges
•Leadership and Management
•Entrepreneurship and Innovation



LAUREN
•Organizational/Leadership Effectiveness and Development
•Life Design
•Career and Life Transitions



AMY
•Leadership & Executive Development
•Organizational Systems Change and Transformation
•Transformative Learning, Somatics & Decolonizing Pedagogy



Giannina
•Leadership Development
•Self Development and Personal Growth
•Life balance and Wellbeing

Top companies trust a)plan





































TIDES A Force for Social Good

Weill Cornell Medicine | NewYork-Presbyterian

Stanford University

NEURALINK

AUTODESK

stripe

MetLife

Berkeley Haas

NMV NEW MEDIA VENTURES

HELP A MOTHER OUT

Ordermark

Oza Sabbeth Architects

SEAL OF THE CITY AND COUNTY OF SAN FRANCISCO

USDN

LOVEVERY

LT SE

TIDES ADVOCACY

Our customers see results:

97%
identified important goals to improve their life and career

88%
reported significant progress toward goals

76%
increased motivation by tracking progress towards goals

94%
described their coach as a trusted and valuable partner in their growth

99%
would recommend a)plan to a friend or colleague

Customer survey results are based on multiple customer cohorts. Questions asked across all surveyed customers varied and do not directly align with the phrasing above. The results displayed above are intended to capture overall customer sentiment based on survey responses and account for variations in the specific phrasing of questions asked.

a)

"I was in a place where I was over-stressed, over frustrated and didn't feel like I had a champion and impartial advocate and partner. a)plan filled those spaces wonderfully. This has been one of the best experiences in my professional life."

– MICHAEL, NONPROFIT EXECUTIVE

"Coaching is a valuable way to actualize potential and maximize impact. I'm grateful that my company continues to invest in the service."

- ASHLEY, HEAD OF HR

"I love that more staff have the opportunity to receive coaching. I really value and appreciate a)plan's methods, approach and tools."

- LISA, COMMUNICATIONS DIRECTOR

"I am a first time founder and I knew there were going to be challenges on the people side of my company ... I was really impressed with how impactful coaching could be. Ultimately I learned that the personal and professional are inextricably linked."

- ARTURO E., VENTURE BACKED FOUNDER

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

a-plancoaching.com

16

Management & Leadership Team



Sara Ellis Conant

Co-Founder & Chief Executive Officer





Michael Counts

Founder & Chief Experience Officer





Brian Gadsden

Head of Strategy & Racial Equity





Lawrence Ellis

Revenue & Business Development





Michael Mosby

Chief Operating Officer





Molly Rodau

Operations & Coach Experience



Advisory Board



Masharika Maddison





Michael Solomon





Phil Drolet

Entrepreneur



David Wise





Marcus Walton





Holly Grant



a)plan Product Roadmap

Current Platform Features:

- Progress tracking with customizable fields
- Time stamped session notes
- Searchable archived session notes & input tracking
- Mobile app for all devices
- Coach dashboard
- Text chat
- Imbedded Zoom app
- Engagement tracking
- Notifications
- Profile and content management

Next Gen Platform Features:

- ***All Current Platform Features +***
- Automated workflows for coaches
- Automated curriculums for clients
- Text only options for coaching
- More robust analytics and data capture
- Enhanced QA/QC through data analysis
- Community features – like Peloton
- Enhanced curated content delivery and content sharing
- Enhanced UX & daily visual updates based on UGC
- Automated onboarding
- Automated initial client engagement – like Noom
- Calendaring
- Payment gateway for scalability
- Enhanced "freemium" features as onramp to paid coaching
- Expanded and ongoing programs for engagement
- Distributed and ongoing evaluation and metrics


6:56
a)
a)plan COACHING
Coaching for
change makers

THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS BASED ON INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS. PLEASE SEE DATA ROOM FOR ADDITIONAL DETAIL REGARDING THE ASSUMPTIONS UNDERLYING THESE PROJECTIONS.

a)plan Brand


The right coach
can change
everything.
a)plan
COACHING


Coaching for
change makers.
a)plan
COACHING


a)plan
COACHING
Virtual coaching.
Anywhere, anytime.


a)plan
COACHING
A coach's
only agenda
is your
success and
fulfillment.


a)plan COACHING
Coaching for
conscious leaders.


The right coach can
change everything.
a)plan
COACHING

a)plan Content Marketing


DEIB
From Talk to Action: Operationalizing Equity Through DEI Training and Coaching


COACHING
Retaining Employees: Coaching Is Your Silver Bullet


LEADERSHIP
Excellence With Ease: Exploring an a)plan coaching Core Value


COACHING
What Is an Online Life Coach and Should You Have One?


COACHING
Coaching and “The Great Reshuffling”


DEIB
Are You Doing Enough to Support Your Underrepresented Employees (UREs)?

Financial Summary


$1,500,000
$1,000,000
$500,000
Q1 '20
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22
Q2 '22
Q3 '22
Q4 '22
.... Projected ....

2020

Q1 - $198,640.82
Q2 - $162,699.16
Q3 - $168, 599.50
Q4 - $228,017.50

2021

Q1 - $279,387.99
Q2 - $326,495.83
Q3 - $469,241.67
Q4 - $714,444.68*

*October - $218,591.68 actual
November - $244,608.00 projected
December - $251,358.00 projected

2022 (Projected)

Q1 - $791,558.99
Q2 - $986,524.32
Q3 - $1,321,674.99
Q4 - $1,463,474.99

THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS BASED ON INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS. PLEASE SEE DATA ROOM FOR ADDITIONAL DETAIL REGARDING THE ASSUMPTIONS UNDERLYING THESE PROJECTIONS.



a) plan COACHING

Progress since 2018 founding

- 48 Coaches trained and serving 300+ clients at 20+ companies

- Attracted top management including Brian Gadsden and Michael Mosby

- 4x+ monthly revenue since Oct 2020 to $218k in Oct 2021

- Raised $486k seed investment (during the first months of the pandemic)

- Partnered with key affiliates including Funded Buy, UC Berkeley, 10x Management, and others

- Clear vision and features set for next generation tech platform

Addendum: Services & Pricing

a)plan one-on-one coaching

One-on-one coaching via the a)plan app includes:

1. Coaching launch exercises: an initial assessment of goals, values, strengths, challenges, and opportunities

2. A one-hour launch to identify coaching goals and commitments

3. Weekly 30-minute video sessions

4. Summary notes after each session

5. Pre-session exercises and post-session assignments

6. Progress tracking and contact between sessions

7. Evaluation of program impact after 3 & 6 months with an option to continue on a monthly renewal basis

Investment:

One-on-one coaching packages start at $1,000/month for managers and executives; $500/month for individual contributors for an initial commitment of 6 months. One time onboarding fee: 15% of first 6 months of services.

a)plan team coaching

Team coaching (a hybrid of team and one-on-one) includes:

1. Monthly team sessions, 60-minutes each
2. Two sessions per month of 30-minute, one-on-one video coaching:
   a. Prior to group sessions to ensure awareness of individual needs
   b. After group sessions to support implementation of learning
   c. Includes post-session notes and between session contact via the app
3. Evaluation of program impact after 3 & 6 months with an option to continue one-on-one and team coaching on a monthly renewal basis

Team coaching topics include:

• Diversity, equity, & inclusion • Managing ambiguity • Time management • Influence and negotiation • Decision making and role clarity • Giving and receiving feedback • Goal setting • Problem solving • Coaching peers and direct reports • Mindfulness • Executive presence and presentation skills • Email effectiveness • Communication •

Investment:

Packages start at $1,000/month for managers and executives; $750/month for individual contributors for 5-8 participants per team for an initial commitment of 6 months. One time onboarding fee: 15% of first 6 months of services.

a-plancoaching.com

a)plan group coaching

Group coaching includes:

1. Bi-weekly group sessions (12 sessions over six months)

   ○ 60 minutes each, virtual or in-person

   ○ Include coach-supported check-ins, exercises for learning and development, problem solving with MAPs (Multiple Action Plans), and committing to next steps

2. Two one-on-one coaching sessions at launch (60 minutes) and completion (30 minutes)

3. Progress tracking and contact between sessions via the a)plan app

4. Evaluation of program impact after 3 & 6 months with an option to continue on a monthly renewal basis

Investment:

Group coaching packages start at $350/person/month for 4-5 participants per group for an initial commitment of 6 months.

One time onboarding fee: 15% of first 6 months of services.

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

SeedInvest Final Edit
https://youtu.be/HcHR7uwWWak

Everyone needs a coach.
We agree.
I'm Sara and I'm Michael,
and we're the founders of A-Plan Coaching.
Our vision is to take coaching, which is a resource already used at the highest levels of 40% of Fortune 500 companies and a growing number of leading businesses and start-ups
and make it available at more levels of more companies in more industries and markets
We are creating a scalable solution,
by making coaching more efficient which enables us to lower the cost
We've created a standardized and holistic method
so that individuals and teams across organizations can share consistent tools, language and approaches
We've created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools and more.
We've designed ways to track and measure the impact because we know that the tracking of ROI is critical for companies
We've created accessible messaging and branding

And we've created a culture of knowledge sharing, professional development and continuous growth.
So far, with virtually no sales effort or marketing we've secured and retained 6 corporate clients – and dozens of individuals from smaller companies – which represents over $60k in monthly recurring revenue
We've gone from 5 founding coaches to 30 and we are now fielding interest every day from coaches who want to join A-Plan
We've attracted a top management team
as well as an advisory board representing several leading tech startups in NY and the Bay Area
and we've continued to refine the A-Plan App and the future vision for its functionality
83% of US workers suffer from work-related stress – which last year cost businesses over $300 billion
The demand for coaching has been growing exponentially, a recent Gallup Poll of more than 150,000 people worldwide, revealed that only 13% of employees feel engaged
which they defined as feeling involved, enthusiastic, or committed to their work and workplace. That means 87% feel disengaged.
This isn't a problem for upper management. This is a fundamental issue that needs a scaleable solution.
Coaching is a $2 billion market today and we believe the industry is just now getting to the base of an exponential curve

this is just the beginning.
Our ultimate goal is 10,000 coaches serving 300,000 people in 100 markets around the world
which would generate $1.8 billion in gross revenue.
Everything we've done so far we've done with our own money and sweat equity. Our next step towards that ultimate goal is raising our first outside capital
which, combined with our revenue and projected growth, will get us to the next level as we democratize coaching, one of the most powerful tools for unlocking the value and potential of human capital
We hope you'll join us as investors
and clients.
<mark>Everybody needs a coach.</mark>

Since making this video in early 2020, we've grown from 6 corporate clients to more than 20 and we are approaching a quarter of a million dollars in monthly recurring revenue. We now have almost 50 coaches, a formalized training process, and a plan to onboard as many as 15 new coaches per quarter in 2022.

We've expanded our management team and advisory board to include a growing list of coaching industry experts and business leaders. We've clarified our positioning strategy and brand identity with a robust body of content marketing, resources and thought leadership. You can check out the content page on our website to see what we mean.

Now with more than 3 years of feedback from coaches, clients and the organizations we serve, we have a vision for a significantly upgraded version of the tech platform, including a detailed features list which is available in our pitch deck`.

When we made our initial Seedinvest video in early 2020, no one had heard of Covid 19. Now we are living in a different world, one that is *more* in need of coaching than ever before. Companies today are in the midst of a full rethink of what productivity, success, and work/life balance mean going forward– because industries all over the world are being redefined by remote work, more options for employees, and challenges for employers like The Great Resignation.

At the end of our original video we talked about raising our first round of capital to get us to the next level - well, we got there and beyond in the last 18 months. In additional videos that we will provide on the SeedInvest platform, you'll hear from investors who joined us at the start about their experience of seeing us deliver on our stated intentions and ultimately on why they are doubling down and investing more.

We are at a critical point, having built a strong foundation for growth, where we can accelerate and move more quickly and confidently to the next level and beyond. Our intention now is to build the company over the next 24-36 months to the point where we become a logical acquisition for a larger player in our market, one that could bring significant value, create a liquidity moment of our investors and team, and support our growth into a global provider of coaching and related services and a leader in the industry.

Again, we hope you will join us.